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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   OEA, INC.
                       (Name of Subject Company (Issuer))

                                 AUTOLIV, INC.
                             OEA MERGER CORPORATION

                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.10 PAR VALUE PER SHARE

                         (INCLUDING ASSOCIATED RIGHTS)

                         (Title of Class of Securities)

                                   670826106

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                JORGEN SVENSSON
                         VICE PRESIDENT--LEGAL AFFAIRS,
                         GENERAL COUNSEL AND SECRETARY
                               WORLD TRADE CENTER
                             KLARABERGSVIADUKTEN 70
                           S-107 24 STOCKHOLM, SWEDEN
                                46(8) 587 20 600
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                  Communications on behalf of Filing Persons)

                                    COPY TO:

                                SCOTT V. SIMPSON
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               ONE CANADA SQUARE
                          CANARY WHARF, LONDON E14 5DS
                               44 (20) 7519 7040

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*:                                       AMOUNT OF FILING FEE:
                       $219,493,280                                                    $43,899

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.10 per share of OEA, Inc. (the "Common Stock"), including associated rights to purchase common stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $10.00 in cash. As of March 23, 2000, there were (i) 20,621,691 Shares outstanding and (ii) 1,327,637 Shares reserved for issuance for outstanding options, warrants and other rights to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:        Not applicable          Filing Party:      Not applicable
Form or registration no.:      Not applicable          Date Filed:        Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO relates to the third-party tender offer by OEA Merger Corporation, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Autoliv, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), of OEA, Inc., a Delaware corporation (the "Company"), and the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $10.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is OEA, Inc., a Delaware corporation. The Company's executive offices are located at 34501 East Quincy Avenue,
P.O. Box 100488 Denver, Colorado, 80250, telephone (303) 693-1248.

    (b) The class of securities to which this statement relates is the Common Stock, par value $0.10 per share, including the associated Rights, of the Company, of which 20,621,691 shares were issued and outstanding as of March 12, 2000. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) This Tender Offer Statement is filed by Parent and Purchaser. The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (b) The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (c) The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

                                       2
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    (d)  The information set forth in the Offer to Purchase is incorporated herein by reference. Information concerning the Offer to Purchase can be found on the World Wide Web at http:// www.autoliv.com.

ITEM 4. TERMS OF THE TRANSACTION.

    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) The Company is a Delaware corporation with its principal executive offices located at 34501 East Quincy Avenue, P.O. Box 100488, Denver, Colorado, 80250. The Company's telephone number is (303) 693-1248. The Company produces high-reliability, propellant-actuated safety devices for the automotive and aerospace industries. Its automotive safety products division designs, develops, tests and manufactures propellant-actuated devices for use in automotive safety products, which are currently single-stage hybrid inflators (passenger, driver and side-impact) and electric initiators. These products are sold to automotive module and inflator manufacturers, which in turn sell their products directly to automobile manufacturers. The Company's aerospace division, among other things, designs, develops, and manufactures propellant and explosive-actuated devices used by the United States Government and major military and aerospace companies. The Company is a supplier of airbag initiators and airbag inflators to the Parent. Parent purchased approximately 8.8 million and 9.3 million airbag initiators during the calendar years ended December 31, 1999 and December 31, 1998 for an aggregate price of approximately $14.5 million and $19.6 million respectively. Parent purchased approximately 200,000 airbag inflators from the Company during the calendar year ended December 31, 1999 for an aggregate purchase price of $2.7 million. Parent purchased no airbag inflators from the Company during the calendar year ended December 31, 1998. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

    (b) The information set forth in the Introduction, Section 10 (Background of the Offer and the Merger; Past Contacts or Negotiations with the Company) and
Section 11 (The Merger Agreement) of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 10 and
Section 11 of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

    The information set forth in the Introduction, Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company"),
Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"), Section 13 ("Certain Effects of the Offer") and
Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

                                       3
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ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in the Introduction and Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (a)  The information set forth in Section 11 ("The Merger Agreement"),
Section 13 ("Certain Effects of the Offer") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

    (a)(1)(A)  Offer to Purchase dated March 24, 2000.

    (a)(1)(B)  Letter of Transmittal.

    (a)(1)(C)  Notice of Guaranteed Delivery.

    (a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(1)(G)  Summary Advertisement as published on March 24, 2000.

    (a)(1)(H)  Press Release dated March 13, 2000.

    (b) Credit Agreement dated March 22, 2000 among Autoliv ASP, Inc. as Borrower, Autoliv, Inc. as Guarantor, Skandinaviska Enskilda Banken AB (publ) as Lender and SEB Debt Capital Markets as Arranger.

    (d) The Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2000, by and among Autoliv, Inc., OEA Merger Corporation and
OEA, Inc.

    (g)  None.

    (h)  None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       AUTOLIV, INC.

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: VICE PRESIDENT--LEGAL AFFAIRS,
                                                                 GENERAL COUNSEL AND SECRETARY

                                                       OEA MERGER CORPORATION

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: VICE PRESIDENT AND TREASURER

Date: March 24, 2000

                                       5
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                                 EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
-----------          -----------
(a)(1)(A)            Offer to Purchase dated March 24, 2000.

(a)(1)(B)            Letter of Transmittal.

(a)(1)(C)            Notice of Guaranteed Delivery.

(a)(1)(D)            Letter from the Information Agent to Brokers, Dealers,
                     Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)            Letter to clients for use by Brokers, Dealers, Commercial
                     Banks, Trust Companies and Nominees.

(a)(1)(F)            Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.

(a)(1)(G)            Summary Advertisement as published on March 24, 2000.

(a)(1)(H)            Press Release dated March 13, 2000.

(b)                  Credit Agreement dated March 22, 2000 among Autoliv ASP,
                     Inc. as Borrower, Autoliv, Inc. as Guarantor, Skandinaviska
                     Enskilda Banken AB (publ) as Lender and SEB Debt Capital
                     Markets as Arranger.

(d) Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2000, by and among Autoliv, Inc., OEA Merger
                     Corporation and OEA, Inc.